# Nasdaq Regulation

**Nasdaq**

**Eun Ah Choi**
Senior Vice President
U.S. Listing Qualifications and Market Surveillance

June 7, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 7, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Beneficient (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A common stock, par value $0.001 per share

Warrants, each whole warrant exercisable for one share of Class A common stock and one share of Series A convertible preferred stock, par value $0.001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*